CARIBU INC. AND SUBSIDIARY

Consolidated Financial Statements
For the year ended December 31, 2018
(With Independent Accountants' Review Report Thereon)

TABLE OF CONTENTS



Lee & Nieda LLP
Certified Public Accountants
15100 NW 67th Avenue, Suite 200
Miami Lakes, FL 33014
Telephone: (305) 420-6100
www.leeniedacpa.com

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Stockholders
CARIBU INC. AND SUBSIDIARY

We have reviewed the accompanying consolidated financial statements of **CARIBU INC. AND SUBSIDIARY,** which comprise the consolidated balance sheet as of December 31, 2018, and the related consolidated statement of operations and comprehensive loss, stockholders' equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Lee & Nieda LLP

Lee & Nieda LLP
June 7, 2019
Miami, FL

CARIBU INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2018
(READ ACCOUNTANTS' REVIEW REPORT)

The accompanying notes are an integral part of these statements.

ASSETS				
Current Assets:				
Cash and cash equivalents			$	524,319
Other receivables				8,688
Total Current Assets				533,007
Deferred tax asset				183,775
Total Assets			$	716,782
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable			$	15,679
Long-Term Liabilities:				
Due to stockholder				63,451
Total Liabilities				79,130
Stockholders' Equity:				
Class A Common stock – voting $.01 par value; 6,521,593 shares authorized, issued and outstanding	$	65,216		
Class B Common stock – non-voting $.01 par value; 1,345,074 shares authorized; 345,073 shares issued and outstanding		3,451		
Class C Preferred stock – voting $.01 par value; 2,133,333 shares authorized, issued and outstanding		21,333		
Additional paid-in-capital		1,195,000		
Unrealized gain on foreign currency translation adjustments		3,553		
Accumulated deficit		(650,901)		637,652
Total Liabilities and Stockholders' Equity			$	716,782

CARIBU INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEAR ENDED DECEMBER 31, 2018

(READ ACCOUNTANTS' REVIEW REPORT)

The accompanying notes are an integral part of these statements.

Revenues earned			$	20,106
Cost of revenues				270,698
Gross loss				(250,592)
General and administrative expenses				539,646
Loss from operations				(790,238)
Other Income and (Expense):				
Miscellaneous income	$	75,006		
Miscellaneous expenses		(2,718)		72,288
Loss before income taxes				(717,950)
Income tax benefit				171,631
Net Loss			$	(546,319)
Other Comprehensive Gain:				
Change in foreign currency translation adjustments				3,553
Comprehensive Loss			$	(542,766)

CARIBU INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018
(READ ACCOUNTANTS' REVIEW REPORT)

The accompanying notes are an integral part of these statements

	Class A Common stock - voting	Class B Common stock - non-voting	Class C Preferred stock - voting	Additional paid-in capital	Unrealized gain foreign currency translation	Accumulated deficit	Total Equity
Beginning balance	$ 174	$ 9	$ -	$ 159,817	$ -	$ (104,582)	$ 55,418
Issuance of shares	65,042	3,442	21,333	-	-	-	89,817
Contribution to capital	-	-	-	1,035,183	-	-	1,035,183
Accumulated other comprehensive income					3,553	-	3,553
Net loss for the year	-	-	-	-	-	(546,319)	(546,319)
Ending Balance	$ 65,216	$ 3,451	$ 21,333	$ 1,195,000	$ 3,553	$ (650,901)	$ 637,652

CARIBU INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018
(READ ACCOUNTANTS' REVIEW REPORT)

The accompanying notes are an integral part of these statements.

Cash flows from operating activities:		
Net loss		$ (546,319)
Adjustments to reconcile net loss to cash used in operating activities:		
Deferred tax asset	$ (171,631)	
Changes in assets and liabilities:		
Increase in accounts payable	6,327	(165,304)
Cash flows used in operating activities		(711,623)
Cash flows from financing activities:		
Contributions to capital		1,125,000
Net increase in cash and cash equivalents		413,377
Cash and cash equivalents at the beginning of the year		110,942
Cash and Cash Equivalents at the End of the Year		$ 524,319

1   NATURE OF OPERATIONS

Caribu Inc. was incorporated under the laws of the State of Delaware in September 2015 to develop a mobile software application and marketplace that allows families to connect through a video-call to read books, draw, and learn together in real-time.

Caribu Ltd. was formed in the United Kingdom in September 2013 as a software developer.

2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
The accompanying financial statements are the consolidated financial statements of Caribu Inc. and Caribu Ltd., a wholly-owned subsidiary, collectively "the Company". All significant intercompany transactions and balances are eliminated in the consolidation process.

Use of Estimates
The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").   The preparation of these consolidated financial statements require management to make estimates that affect the reported amounts of assets and liabilities, revenue and expenses, and related disclosures of contingent assets and liabilities. The estimates and related judgments and assumptions are continually evaluated based on available information and experiences; however, actual amounts could differ from those estimates.

Revenue Recognition
The Company uses the accrual method of accounting. Revenues are recognized when earned and expenses are deducted when incurred.

Income Taxes
Income taxes comprise of federal and state income taxes.   Deferred tax assets and liabilities are recognized to reflect the estimated tax effects attributable to temporary differences and net operating loss carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates that will be in effect when the temporary differences are expected to reverse. The measurement of deferred tax assets is reduced by a valuation allowance, if necessary, by the amount of any tax benefits that are not expected to be realized.

As of December 31, 2018, the statute of limitations remains open for federal tax returns for 2014 and following years; therefore, they are subject to potential examinations by the Internal Revenue Service.

Advertising Expenses
Advertising is expensed as incurred. For the year ended December 31, 2018, advertising expense was $176,523.

Research and Development Costs
All research and development costs are included in cost of revenues. The research and development costs for the year ended December 31, 2018, was $241,859.

2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value of Financial Instruments

The Company's financial instruments are cash and cash equivalents and accounts payable. The recorded values of cash and cash equivalents approximate fair values based on their short-term nature. The carrying values of accounts payable are estimated to approximate fair value.

The Company defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date". The Company establishes fair value of its assets and liabilities using a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels which distinguish between assumptions based on market data (observable inputs) and the Company's assumptions (unobservable inputs). The level in the fair value hierarchy within which the respective fair value measurement falls is determined based on the lowest level input that is significant to the measurement in its entirety. Level 1 inputs are quoted market prices in active markets for identical assets or liabilities, Level 2 inputs are other than quotable market prices included in Level 1 that are observable for the asset or liability either directly or indirectly through corroboration with observable market data. Level 3 inputs are unobservable inputs for the assets or liabilities that reflect management's own assumptions about the assumptions market participants would use in pricing the asset or liability.

Cash and Cash Equivalents

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Functional Currency Translation Policy

The U.S. dollar is the functional currency of the Company. Foreign currency assets and liabilities are remeasured into U.S. dollars at end-of-period exchange rates while revenues and expenses are translated at average rates in effect during the period. The cumulative translation adjustments associated with the net assets of foreign subsidiary are recorded in accumulated other comprehensive income in the accompanying consolidated balance sheet.

3   CONCENTRATION OF CREDIT RISK

The Company maintains its cash balance in two financial institutions. The balance is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The balances might exceed the insured limits from time to time. At December 31, 2018, the Company has an unsecured balance at the one of the banks of $273,765.

4   DUE TO STOCKHOLDER

The Company has an unsecured, non-interest bearing loan payable of $63,451 to one of the stockholders of Caribu Inc.

5   INCOME TAXES

The Company uses the accrual method of accounting for financial statement purposes and the cash method for income tax purposes.

Deferred tax asset reflects the estimated tax effects of net operating loss carryforwards. At December 31, 2018 the deferred tax asset is as follows:

Net operating loss carryforwards $ 183,775

6   CHANGES IN ACCUMULATED OTHER COMPREHENSIVE INCOME

The following table presents a rollforward of accumulated other comprehensive loss.

	Gains on Foreign Currency Transactions
Beginning balance, January 1, 2018	$ -
Other comprehensive income before reclassifications	3,553
Amounts reclassified from accumulated other comprehensive income	-
Net current-period other comprehensive income	3,553
Ending balance, December 31, 2018	$ 3,553

7   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through June 7, 2019, the date these consolidated financial statements were available to be issued. No subsequent events have occurred that require recognition or disclosure in the consolidated financial statements.



Lee & Nieda LLP
Certified Public Accountants
15100 NW 67th Avenue, Suite 200
Miami Lakes, FL 33014
Telephone: (305) 420-6100
www.leeniedacpa.com

INDEPENDENT ACCOUNTANTS' REVIEW REPORT ON SUPPLEMENTARY INFORMATION

To the Stockholders
CARIBU INC. AND SUBSIDIARY

Our report on our review of the basic consolidated financial statements of CARIBU INC. AND SUBSIDIARY for the year ended December 31, 2018, appears on page 1. The objective of that review was to perform procedures to obtain limited assurance as a basis for reporting whether we were aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. The supplementary information included in pages 10 – 12 is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the consolidated financial statements. The supplementary information has been subjected to the review procedures applied in our review of the basic consolidated financial statements. We are not aware of any material modifications that should be made to the supplementary information. We have not audited the supplementary information and do not express an opinion on such information.

Lee & Nieda LLP

Lee & Nieda, LLP
June 7, 2019
Miami, FL

CARIBU INC. AND SUBSIDIARY
SUPPLEMENTARY INFORMATION
CONSOLIDATED GENERAL AND ADMINISTRATIVE EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2018
(READ ACCOUNTANTS' REVIEW REPORT ON SUPPLEMENTARY INFORMATION)

Advertising	$ 176,523
Insurance	7,062
Marketing	155,333
Meals and entertainment	1,100
Miscellaneous expense	10,286
Payroll expenses	114,115
Professional fees	32,125
Promotions	31,953
Travel	11,149
	$ 539,646

CARIBU INC. AND SUBSIDIARY
SUPPLEMENTARY INFORMATION
CONSOLIDATED BALANCE SHEET
FOR THE YEAR ENDED DECEMBER 31, 2018
(READ ACCOUNTANTS' REVIEW REPORT ON SUPPLEMENTARY INFORMATION)

ASSETS	Caribu Inc.	Caribu Ltd.	Eliminations	Consolidated
Current Assets:				
Cash and cash equivalents	$ 523,765	$ 554	$ -	$ 524,319
Other receivables	-	8,688	-	8,688
Total Current Assets	523,765	9,242	-	533,007
Deferred tax asset	183,775	-	-	183,775
Total Assets	$ 707,540	$ 9,242	$ -	$ 716,782
LIABILITIES AND EQUITY				
Current Liabilities:				
Accounts payable	$ 15,679	$ -	$ -	$ 15,679
Long-Term Liabilities:				
Due to stockholder	-	63,451	-	63,451
Total Liabilities	15,679	63,451	-	79,130
Stockholders' Equity				
Class A Common stock -voting $.01 par value; 6,521,593 shares authorized, issued and outstanding	65,216	-	-	65,216
Class B Common stock - non-voting $.01 par value; 1,345,074 shares authorized; 345,073 shares issued and outstanding	3,451	-	-	3,451
Class C Preferred stock - voting $.01 par value; 2,133,333 shares authorized, issued and outstanding	21,333	-	-	21,333
Additional paid-in-capital	1,195,000	-	-	1,195,000
Unrealized gain on foreign currency translation adjutments	-	3,553	-	3,553
Accumulated deficit	(593,139)	(57,762)	-	(650,901)
Total Stockholders' Equity	691,861	(54,209)	-	637,652
Total Liabilities and Stockholders' Equity	$ 707,540	$ 9,242	$ -	$ 716,782

CARIBU INC. AND SUBSIDIARY
SUPPLEMENTARY INFORMATION
CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE YEAR ENDED DECEMBER 31, 2018
(READ ACCOUNTANTS' REVIEW REPORT ON SUPPLEMENTARY INFORMATION)

	Caribu Inc.	Caribu Ltd.	Eliminations	Consolidating
Revenues earned	$ 18,568	$ 1,538	$ -	$ 20,106
Cost of revenues	270,291	407	-	270,698
Gross profit (loss)	(251,723)	1,131	-	(250,592)
General and administrative expenses	537,811	1,835	-	539,646
Loss from operations	(789,534)	(704)	-	(790,238)
Other Income (Expense):				
Miscellaneous income	75,000	6	-	75,006
Miscellaneous expense	(2,718)	-	-	(2,718)
	72,282	6	-	72,288
Loss before income taxes	(717,252)	(698)	-	(717,950)
Income tax benefit	171,631	-	-	171,631
Net Loss	$ (545,621)	$ (698)	$ -	$ (546,319)
Other Comprehensive Gain				
Change in foreign currency translation adjustments	-	3,553	-	3,553
Comprehensive Loss	$ (545,621)	$ 2,855	$ -	$ (542,766)